UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)
Marine Products Corporation
 (Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)
568427 10 8
 (CUSIP Number)

Robert F. Dow
171 17th Street, Suite 2100
Atlanta, Georgia 30363-1031
(404) 873-8706
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 568427 10 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,073,543***
8	Shared Voting Power 22,867,579*
9	Sole Dispositive Power 1,073,543***
10	Shared Dispositive Power 22,867,579*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,941,122*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 68.7 percent*
14	Type of Reporting Person IN

*
Does not include 31,497** shares of the Company held by his wife. Includes 22,654,279** shares of the Company held by RFPS Management Company III, L.P. of which RFA Management Company, LLC (“RFAM”) is the general partner.  The voting interests of RFAM are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of RFAM.  Also includes 109,296** shares of common stock in two trusts of which he is co-trustee and as to which he shares voting and investment power, and 104,004** shares of common stock held indirectly on account of his role in a corporate fiduciary.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***	Also includes 132,000 shares of restricted stock.

CUSIP No. 568427 10 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 911,629
8	Shared Voting Power 22,867,579*
9	Sole Dispositive Power 911,629
10	Shared Dispositive Power 22,867,579*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,779,208*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 68.2 percent*
14	Type of Reporting Person IN

*
Includes 22,654,279** shares of the Company held by RFPS Management Company III, L.P. of which RFA Management Company, LLC (“RFAM”) is the general partner.  The voting interests of RFAM are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of RFAM.  Includes 109,296** shares of common stock in two trusts of which he is co-trustee and as to which he shares voting and investment power, and 104,004** shares of common stock held indirectly on account of his role in a corporate fiduciary.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

CUSIP No. 568427 10 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Management Company III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 22,654,279*
8	Shared Voting Power 0
9	Sole Dispositive Power 22,654,279*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 65.0 percent
14	Type of Reporting Person PN

CUSIP No. 568427 10 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 65.0 percent*
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the general partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 568427 10 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Investments III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 65.0 percent*
14	Type of Reporting Person PN

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is a limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 568427 10 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 65.0 percent*
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the manager of the general partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 568427 10 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 65.0 percent
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the general partner of the limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 568427 10 8

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D (“Schedule 13D”) filed by the undersigned. This Amendment No. 4 is required to be filed solely as a result of a decrease in the number of outstanding Shares of the Issuer as reported in an amendment to the Issuer’s Tender Offer Statement on Schedule TO filed on November 14, 2016. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein

Item 5.                      Interest in Securities of the Issuer

(a)-(e)           See Schedule13D and the amended cover pages included in this Amendment No. 4. The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 34,855,082 Shares outstanding, which is the total number of Shares outstanding as of November 14, 2016, as reported in an amendment to the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 568427 10 8

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY III, L.P. By: RFA MANAGEMENT COMPANY, LLC, General Partner By: LOR, INC., Manager By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
RFA MANAGEMENT COMPANY, LLC By: LOR, INC., Manager By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
RFPS INVESTMENTS III, L.P. By: LOR INVESTMENT COMPANY, LLC, General Partner By: LOR, INC., Class A Member By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
LOR INVESTMENT COMPANY, LLC By: LOR, INC., Class A Member By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
LOR, INC. By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
R. RANDALL ROLLINS GARY W. ROLLINS By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., attorney-in fact	Date: November 15, 2016

CUSIP No. 568427 10 8
EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Marine Products Corporation is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY III, L.P. By: RFA MANAGEMENT COMPANY, LLC, General Partner By: LOR, INC., Manager By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
RFA MANAGEMENT COMPANY, LLC By: LOR, INC., Manager By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
RFPS INVESTMENTS III, L.P. By: LOR INVESTMENT COMPANY, LLC, General Partner By: LOR, INC., Class A Member By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
LOR INVESTMENT COMPANY, LLC By: LOR, INC., Class A Member By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
LOR, INC. By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., Assistant Secretary	Date: November 15, 2016
R. RANDALL ROLLINS GARY W. ROLLINS By: /s/ Glenn P. Grove, Jr. Glenn P. Grove, Jr., attorney-in fact	Date: November 15, 2016